May 18, 2009

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, DC 20549

Attention: David Burton

Re:	Solta Medical, Inc.
Item 4.01 Form 8-K
Filed April 30, 2009
File No. 001-33123

Ladies and Gentlemen:

On behalf of Solta Medical, Inc. (“Solta” or the “Company”), we are responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated May 12, 2009 (the “Staff Letter”), relating to the above-referenced Form 8-K (the “Form 8-K”). In response to the comments set forth in the Staff Letter, the Form 8-K has been amended. We have repeated the Staff’s comments below in bold face type before each of our responses below. The numbered paragraphs of this letter correspond to the numbered paragraphs of the Staff Letter. References to “we,” “our” or “us” mean the Company or its advisors, as the context indicates.

In addition, as requested by the Staff Letter, please note that the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission

May 18, 2009

Form 8-K dated April 29, 2009

Item 4-01. Changes in Registrant’s Certifying Accountant

COMMENT 1: We note in the first sentence of this report that your auditor resigned on April 29, 2009. However, the disclosure further states that your auditor’s “resignation will become final upon completion” of their procedures on your interim financial statements as of and for the quarter ended March 31, 2009 and the filing of the related Form 10-Q. Please amend your Form 8-K when your auditor’s resignation becomes effective and state the date thereof as required by Item 304(a)(1)(i) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, on May 13, 2009, we filed Current Report on Form 8-K/A to include the effective date of our auditor’s resignation.

COMMENT 2: To the extent that you amend the Form 8-K to comply with our comment, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with your Item 304 disclosures, or the extent to which the accountant does not agree.

RESPONSE: In response to the Staff’s comment, in connection with our filing of Current Report on Form 8-K/A on May 13, 2009, we filed an updated Exhibit 16 letter.

Should you have any follow-up questions, please call me at (650) 493-9300.

Sincerely, WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Chris F. Fennell
Chris F. Fennell, Esq.

cc:	Stephen J. Fanning
John F. Glenn
Solta Medical, Inc.